UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.




In the Matter of

Entergy Corporation
Entergy Enterprises, Inc.
Entergy Integrated Solutions, Inc.
(formerly Entergy Systems and Service, Inc.
and prior thereto Systems and
Service U.S.A., Inc.)                       CERTIFICATE PURSUANT
                                                 TO RULE 24
     File No. 70-7947
     File No. 70-8509

(Public Utility Holding Company
          Act of 1935)

      Pursuant  to  Rule  24 promulgated by  the  Securities  and

Exchange  Commission  (SEC)  under  the  Public  Utility  Holding

Company  Act of 1935, as amended, modified by the application(s)-

declaration(s)  in  the above referenced files  and  the  related orders  dated  December 28, 1992 and July 27, 1995 (collectively,

the  "Orders"), this is to certify that the following  paragraphs report  transactions carried out by Entergy Integrated Solutions,

Inc.  (EIS)<FN1>  during  the three (3)  month and nine (9) month periods ended September 30, 1997 pursuant to the authorization of the SEC  and  provide such other information as is required to be reported in accordance with the provisions of the Orders.


I.   Summary of Total Assets and Revenues of EIS By Type of

Activity


                  Energy Management                  Funding of other
                       & DSM           Consulting      Contractors

Total Assets *    $ 129,061,786.27

Total Revenues      $45,171,244.00

*  Excludes assets that are not appropriately allocated to any specific business activity, but which support EIS's general

business operations.


II.  Summary of Total Assets and Revenues of EIS By Geographic

Region


                                    U.S. (excluding
                    Base Region      Base Region)    World (excluding U.S.)

Total Assets **   $27,996,068.04    $49,684,180.20

Total Revenues    $15,414,257.04    $29,756,986.96

**  Excludes assets that are not dedicated to EIS's business activities in any specific geographic region.



III. Financial Statements



     EIS's unaudited Balance Sheets, as of September 30, 1997 and as of the reporting date, respectively, and Income Statements for the  three  month period ending September 30, 1997, and  for  the calendar year to date, respectively, are attached hereto.

     IN WITNESS WHEREOF, the undersigned companies have caused

this certificate to be executed this 17th day of February, 1998.

                              Entergy Corporation


                              By:  /s/ Michael G. Thompson
                                     Michael G. Thompson
                                     Senior Vice President,
                                     General Counsel and Secretary


                              Entergy Enterprises, Inc.


                              By:  /s/ Michael G. Thompson
                                      Michael G. Thompson
                                      Senior Vice President-
                                      Law and Secretary

                              Entergy Integrated Solutions, Inc.


                              By:  /s/ Michael G. Thompson
                                      Michael G. Thompson
                                      Vice President and Secretary


_______________________________
<FN1> By amendment to its Certificate of Incorporation, Entergy
      Systems and Service, Inc. changed its name to "Entergy Integrated Solutions, Inc.", effective May 7, 1996